NEW HARVEST CAPITAL CORPORATION
                          101 NE 3rd Avenue, Suite 1220
                         Fort Lauderdale, Florida 33301

                                                                October 26, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:   Michael Pressman, Esq.
             Division of Corporation Finance

       Re: Request for Withdrawal of Registration Statement on Form S-4 File No. 333-126713

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, New Harvest Capital Corporation (the "Company") hereby makes application to withdraw its Registration Statement on Form S-4, File No. 333-126713 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on July 20, 2005. No securities have been offered or sold under the Registration Statement.

      The Company has determined that it is not now in the best interests of the Company to undertake this offering as the Company must pursue other priorities over the near term. No securities were sold in this offering. The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

      Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

      Should you have any questions regarding this matter, please call our attorney, Darren Ofsink, Esq., of Guzov Ofsink, LLC at (212) 371-8008.

                                                Sincerely,


                                                /s/ Donald Winfrey
                                                President